

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 13, 2020

Carlo Brovero
Chief Executive Officer
StorEn Technologies Inc.
25 Health Sciences Drive
Stony Brook, NY 11790

> **Re: StorEn Technologies Inc.**
> **Amendment No. 2 to**
> **Offering Statement on Form 1-A**
> **Filed August 5, 2020**
> **File No. 024-11240**

Dear Mr. Brovero:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 4, 2020 letter.

Form 1-A/A

General

1.   We reissue our prior comment 2. In this regard, although the date of the consent was updated to August 5, 2020, the consent still refers to an audit report dated April 21, 2020. Please have your auditor revise the consent to reference the audit report in the Form 1-A dated July 24, 2020.

You may contact Heather Clark, Staff Accountant, at 202-551-3624 or Melissa Raminpour, Accounting Branch Chief, at 202-551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce,

Special Counsel, at 202-551-3754 or Jay Ingram, Legal Branch Chief, at 202-551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing